Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Acreage Holdings, Inc. on Form S-8 of our report dated March 25, 2021, with respect to our audits of the consolidated financial statements of Acreage Holdings, Inc. as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018 appearing in the Annual Report on Form 10-K of Acreage Holdings, Inc. for the year ended December 31, 2020.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2019 due to the adoption of the guidance in ASC Topic 842, Leases.

/s/ Marcum llp

Marcum llp

New York, NY

August 6, 2021